INDEPENDENT AUDITORS' CONSENT


The Board of Directors and Shareholders
Elsinore Corporation, Debtor-In-Possession

We consent to the incorporation by reference in the registration statements on Form S-8 of Elsinore Corporation of our report dated February 19, 1997, relating to the consolidated balance sheets of Elsinore Corporation and subsidiaries, Debtor-In-Possession as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 10-K of Elsinore Corporation, Debtor-In-Possession.


Our report dated February 19, 1997, contains an explanatory paragraph that states that on October 31, 1995 the Company filed a voluntary petition seeking to reorganize under Chapter 11 of the United States Bankruptcy Code and this event and circumstances relating to this event raise substantial doubt about the Company's ability to continue as a going concern. On August 8,1996, the Bankruptcy Court entered an order confirming the Company's plan of reorganization, as modified with a confirmation date of August 12, 1996. The Company's ability to continue as a going concern is dependent upon, among other things, its obtaining the required regulatory approvals from the State of Nevada, including approval by the gaming authorities, obtaining sufficient cash to fund all distributions and cash reserves required at the time the plan becomes effective and achieving profitable operations and sufficient cash flows to meet future obligations required by the plan





                                      KPMG Peat Marwick LLP



Las Vegas, Nevada
February 19, 1997